File No. 812-
U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 17(D) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”) AND RULE 17D-1 UNDER THE
 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(D) OF THE 1940 ACT AND RULE 17D-1 UNDER THE 1940 ACT

Hatteras Master Fund, L.P.
Hatteras Core Alternatives Fund, L.P.
Hatteras Core Alternatives TEI Fund, L.P.
Hatteras Core Alternatives Institutional Fund, L.P.
Hatteras Core Alternatives TEI Institutional Fund, L.P.
Hatteras Funds, LP

6601 Six Forks Road, Suite 340
Raleigh, NC 27615

All Communications, Notices and Orders to:

R. Lance Baker
Hatteras Funds, LP
6601 Six Forks Road, Suite 340
Raleigh, NC 27615
 (919) 846-2324

Copies to:

Joshua B. Deringer
Drinker Biddle & Reath, LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103
Telephone: (215) 988-2959
Facsimile• (215) 988-2757

August 17, 2017

TABLE OF CONTENTS

I. SUMMARY OF APPLICATION	1
II. APPLICANTS	3
III. REQUEST FOR ORDER	4
A. Section 17(d)	4
B. Rule 17d-1	5
C. Protection Provided by the Proposed Conditions	5
D. Proposed Conditions	7
IV. IN SUPPORT OF THE APPLICATION	10
A. Benefits of the Proposal	10
B. Protective Representations and Conditions	11
V. PRECEDENTS	12
VI. REQUEST FOR ORDER OF EXEMPTION	13
VII. PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES	14

UNITED STATES OF AMERICA
Before the
 SECURITIES AND EXCHANGE COMMISSION

In the matter of
Hatteras Master Fund, L.P.
Hatteras Core Alternatives Fund, L.P.
Hatteras Core Alternatives TEI Fund, L.P.
Hatteras Core Alternatives Institutional Fund, L.P.
Hatteras Core Alternatives TEI Institutional Fund, L.P.
Hatteras Funds, LP

6601 Six Forks Road Suite 340
 Raleigh, NC 06830

(919) 846-2324

File No. 812-
Investment Company Act of 1940

Application for an Order under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.
)
)
)
)
)
)
)
)
)
)
)

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act:

• Hatteras Core Alternatives Fund, L.P. (“Core Fund”)

• Hatteras Core Alternatives TEI Fund, L.P. (“Core TEI Fund”)

• Hatteras Core Alternatives Institutional Fund, L.P. (“Core Institutional Fund”)

• Hatteras Core Alternatives TEI Institutional Fund, L.P. (“Core TEI Institutional Fund” and, together with the Core Fund, Core TEI Fund and Core Institutional Fund, the “Core Feeder Funds”)

• Hatteras Master Fund, L.P. (“Core Master Fund” and together with the Core Feeder Funds, the “Funds”)

• Hatteras Funds, LP (“Hatteras” and, together with the Funds, the “Applicants”)

In particular, the relief requested in this application (the “Application”) would permit one or more Regulated Funds1 and/or one or more Affiliated Funds2 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);3 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub as defined below) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.4 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub as defined below) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

The Funds have and any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and issue debt on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund’s board of directors or trustees or managers has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c) (1) or 3(c)(7) of the 1940 Act.

All existing registered entities that currently intend to rely upon the requested Order have been named as Applicants.5 Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.6

[1]
“Regulated Fund” means the Funds and any Future Regulated Fund. “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act, (b) whose investment adviser is an Adviser and, to the extent applicable, whose investment sub-adviser may be a Sub-Adviser, and (c) that intends to participate in the Co-Investment Program. ·The term “Advisers” means (a) Hatteras and (b) any future investment adviser that controls, is controlled by or is under common control with Hatteras and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The term “Sub-Advisers” means Portfolio Advisors, LLC and any future sub-advisers that to the extent they are used by a Fund, will perform sub-advisory services pursuant to a sub-advisory agreement, will be responsible for managing all or a portion of the relevant Fund’s assets under the supervision of the Adviser and will be registered under the Advisers Act.

[2]
“Affiliated Fund” means any of Hatteras funds, Portfolio Advisor affiliated funds, and any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) whose investment adviser is a Sub-Adviser, (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (d) that intends to participate in the Co-Investment Program.

[3]
The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

[4]
No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.  “Non-Interested Directors” are not “interested persons,” including managers, directors, and trustees, within the meaning of Section 2(a)(19) of the 1940 Act

[5]
The Hatteras Evergreen Private Equity Fund, LLC (“Evergreen Fund”) is a Delaware limited liability company that intends to register as a closed-end management investment company under the 1940 Act. The Evergreen Fund was organized on May 3, 2016. The Evergreen Fund’s primary investment objective is long term capital appreciation through an evergreen portfolio of private equity and related investments ultimately diversified by vintage year, manager, strategy, subclass, and geography.  The Evergreen Fund intends to invest primarily in a broad portfolio of private equity investments.  The Evergreen Fund’s investments are expected to include: (i) primary and secondary investments in private equity funds managed by third-party managers (“Portfolio Fund Managers”); and (ii) direct co-investments in the equity and/or debt of operating companies, frequently alongside Portfolio Fund Managers or other professional lead investors.  The board of managers of the Evergreen Fund has ultimate responsibility for the management and operations of the Fund. Hatteras serves as investment adviser to the Evergreen Fund. Once registered, the Evergreen Fund intends to rely upon the requested Order.

[6]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II. APPLICANTS

The Core Feeder Funds are organized as Delaware limited partnerships, and are registered under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), as closed-end, diversified, management investment companies. The Core Fund was organized on November 23, 2004 and had approximately $90,908,220 in assets under management as of June 30, 2017. The Core TEI Fund was organized on October 29, 2004 and had approximately $119,238,396 in assets under management as of June 30, 2017. The Core Institutional Fund was organized on June 20, 2006 and had approximately $100,360,716 in assets under management as of June 30, 2017. The Core TEI Institutional Fund was organized on June 20, 2006 and had approximately $272,178,481 in assets under management as of June 30, 2017. The primary investment objective of the Core Feeder Funds is to provide capital appreciation consistent with the return characteristic of the alternative investment portfolios of larger institutions. The Core Feeder Funds' secondary objective is to provide capital appreciation with less volatility than that of the equity markets. To achieve their objectives, the Core Feeder Funds provide their investors with access to a broad range of investment strategies, asset categories and trading advisers and by providing overall asset allocation services typically available on a collective basis to larger institutions, through an investment of substantially all of their assets into the Core Master Fund, which is registered under the 1940 Act as a closed-end, non-diversified management investment company. The Core Master Fund was organized as a limited partnership under the laws of the State of Delaware on October 29, 2004. Hatteras serves as investment adviser to the Master Fund and Portfolio Advisors, LLC (“Portfolio Advisors”) serves as investment sub-adviser to the Master Fund.

The Core TEI Fund and the Core TEI Institutional Fund each invest substantially all of their assets in the Hatteras Core Alternatives Offshore Fund, LDC and Hatteras Core Alternatives Offshore Institutional Fund, LDC, (each a "Blocker Fund" and collectively the "Blocker Funds"), respectively. The Blocker Funds are Cayman Islands limited duration companies with the same investment objective as the Core Feeder Funds. The Blocker Funds serve solely as intermediate entities through which the Core TEI Fund and the Core TEI Institutional Fund invest in the Core Master Fund. The Blocker Funds enable tax-exempt investors to invest without receiving certain income in a form that would otherwise be taxable to such tax-exempt investors regardless of their tax-exempt status. The Hatteras Core Alternatives TEI Fund, L.P. owns 100% of the participating beneficial interests of the Hatteras Core Alternatives Offshore Fund, LDC and the Hatteras Core Alternatives TEI Institutional Fund, L.P. owns 100% of the participating beneficial interests of the Hatteras Core Alternatives Offshore Institutional Fund, LDC. Where there are references to the Core Feeder Funds' investment in the Core Master Fund, for Core TEI Fund and Core TEI Institutional Fund, it means their investment in the Core Master Fund through the applicable Blocker Fund.

The board of managers of each of the Core Master Fund and the Core Feeder Funds (the “Core Funds Boards”) has ultimate responsibility for the management and operations of the Core Master Fund and the Core Feeder Funds. Each Blocker Fund has two members: the Core TEI Fund or Core TEI Institutional Fund, as applicable (which serves as its managing member) and Hatteras (which holds only a nominal non-voting interest). The managing member of each Blocker Fund has delegated the day-to-day management, as well as general oversight responsibilities of the Blocker Fund, to the Core TEI Fund or Core TEI Institutional Fund, as applicable. Therefore, the Core Funds Boards effectively makes all decisions on behalf of the Blocker Funds. Each of the Core Funds Boards is comprised of five managers, four of whom are Non-Interested Directors of the Core Master Fund and the Core Feeder Funds.

The Core Funds Boards and any board of managers of a Future Regulated Fund are each referred to herein as a “Board” and collectively the “Boards,” as applicable. The Nominating Committee of each Board selects and nominates any additional Non-Interested Directors who may be selected to serve on a Board.

Hatteras is a Delaware limited partnership and an investment adviser registered with the Commission under the Advisers Act. Hatteras’ predecessor was established in September 2003, and, as of June 30, 2017, Hatteras had approximately $741,326,087 of assets under management. Hatteras serves as an Adviser to the Funds and manages their respective portfolios in accordance with their objectives and strategies.

Portfolio Advisors is a Delaware limited liability company and an investment adviser registered with the Commission under the Advisers Act. Portfolio Advisors was established in 1994 and as of June 30, 2017, Portfolio Advisors had approximately $21 billion of assets under management. Portfolio Advisors serves as Sub-Adviser to the Core Master Fund and manages the portion of the Core Master Fund’s portfolio allocated to it by Hatteras in accordance with its objective and strategies.

The Advisers and Sub-Advisers are referred to herein collectively as “Investment Advisers.”

The Advisers make investment decisions for the Funds and other Affiliated Funds, as applicable including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of the Funds and their respective Affiliated Funds, subject to the oversight of the Boards in the case of the Funds. The investment team currently responsible for the portfolio management of the Funds is comprised of Mike Hennen of Hatteras and Brian Murphy of Portfolio Advisors.

III. REQUEST FOR ORDER

The Applicants request the Order of the Commission under Section 17(d) of the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A. Section 17(d)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.7

[7]
See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ( “[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”).

Hatteras is the investment adviser to the Funds, and an Adviser will be the investment adviser to each of the Future Regulated Funds. Any other Adviser will be controlling, controlled by, or under common control with Hatteras. Portfolio Advisors serves as investment sub-advisor to the Core Master Fund. Any future Sub-Adviser, to the extent they are used by a Fund, will perform sub-advisory services pursuant to a sub-advisory agreement approved by the applicable Board, will be responsible for managing all or a portion of the relevant Fund’s assets under the supervision of the Adviser and will be registered under the Advisers Act. An Investment Adviser will be the investment adviser to each Future Affiliated Fund. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a) (3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Section 17(d) of the 1940 Act, and thus subject to the provisions of Rule 17d-1 of the 1940 Act.

B. Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.8 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”9

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) of the 1940 Act was designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C. Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Investment Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

[8]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[9]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968).

The Conditions impose a variety of duties on each Investment Adviser with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Investment Adviser will consider only the Objectives and Strategies, investment policies, investment positions, “capital available for investment,” and other pertinent factors applicable to that Regulated Fund. Each Investment Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the managers of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Managers”).10

The amount of each Regulated Fund’s “capital available for investment” will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s “capital available for investment” will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners, managers or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of other Regulated Funds and/or Affiliated Funds participating in the Co-Investment Transaction. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions made in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would not be on a basis that is different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly -Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

[10]	Although each Regulated Fund will be a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

D. Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Each time an Investment Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Investment Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2. (a) If the Investment Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Investment Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s “capital available for investment” in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Investment Adviser will provide the Eligible Managers of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Managers with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Investment Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Managers of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)
the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)	the Potential Co-Investment Transaction is consistent with:

(A) the interests of the shareholders of the Regulated Fund; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii)
the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A)	the Eligible Managers will have the right to ratify the selection of such director, board observer or participant, if any;

(B)
the applicable Investment Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)
any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)
the proposed investment by the Regulated Fund will not benefit the Investment Adviser, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) of the 1940 Act, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Investment Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,11 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of a portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Investment Adviser will:

[11]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)	formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Investment Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Managers, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8. (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Investment Adviser will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Investment Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Managers, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)
the aggregate amount recommended by the Investment Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s “capital available for investment” in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

 9. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds was a business development company and each of the investments permitted under these conditions was approved by the Required Majority under Section 57(f).

 10.    The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

11.           No Non-Interested Director of a Regulated Fund will also be a manager, director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Investment Adviser under its respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee (including, without limitation, break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Investment Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Investment Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Investment Adviser, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of the Investment Adviser, investment advisory fees paid in accordance with the agreement between the Investment Adviser and the Regulated Fund or Affiliated Fund.

IV. IN SUPPORT OF THE APPLICATION

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A. Benefits of the Proposal

In the absence of the relief sought hereby, in some circumstances a Regulated Fund would be limited in its ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Rule 17d-1 under the 1940 Act should not prevent registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where an Investment Adviser identifies favorable investment opportunities requiring larger capital commitments or opportunities where acquiring a large interest offers advantages to investors, and where a Regulated Fund is unable to singly fund such opportunities or is otherwise limited in its ability to singly acquire such an opportunity as a result of regulatory or portfolio requirements, absent the relief sought by this Application, the Regulated Fund will have to either forgo such potentially favorable investments or accept potentially less favorable terms on account of making a smaller investment. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and/or other Regulated Funds in larger financing commitments, which would, in turn, allow each Regulated Fund to potentially obtain discounted prices or more favorable protective rights which may reduce a Regulated Fund’s risk in an investment and increase income, expand investment opportunities and provide better access to due diligence information for each Regulated Fund. In addition, by not being required to fully fund a large investment and by participating with other Regulated Funds and/or Affiliated Funds in a Co-Investment Transaction, a Regulated Fund may be able to achieve greater investment diversification.

Each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and/or other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. Due to the similarity in Objectives and Strategies of certain Regulated Funds with the investment objectives, policies and strategies of certain Affiliated Funds, an Investment Adviser expects that investments for a Regulated Fund should also generally be appropriate investments for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. Each Regulated Fund, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions thereby potentially increasing investment diversification; (ii) the Regulated Fund will be able to participate in larger transactions thereby potentially reducing concentration risk; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds and/or Affiliated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Board, including the Non-Interested Directors, also determined that it is in the best interests of the Funds’ shareholders to obtain the Order at the earliest possible time and instructed the officers of the Funds, each Investment Adviser and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board has determined that is proper and desirable for the Funds to participate in Co-Investment Transactions with other Regulated Funds and/or one more Affiliated Funds.

B. Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Investment Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Managers, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Managers. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Managers.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations and, in turn, eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V. PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See TCW Direct Lending LLC, et. al., (File No. 812-14382) Investment Company Act Rel. No. 31589 (April 30, 2015) (notice) and 31649 (May 27, 2015) (order); Eagle Point Credit Company Inc., et. al., (File No. 812-14330) (Investment Company Act Rel. No. 31457) (Feb. 18, 2015) (notice) and 31507 (March 17, 2015) (order); Garrison Capital Inc., et al., (File No. 812-14097) Investment Company Act Rel. No. 31373 (Dec. 15, 2015) (notice) and 31409 (Jan. 12, 2015) (order); TGP Specialty Lending, Inc., et. al, (File No. 812-13980) Investment Company Act Rel. No. 31338 (Nov. 18, 2014) (notice) and 31379 (order); Monroe Capital Corporation, et. al., (File No. 812-14028) Investment Company Release Act No. 31253 (notice) and 31286 (order); Fifth Street Finance Corp., et. al., (File No. 812-14132) Investment Company Act Rel. No. 31212 (Aug. 14, 2014) (notice) and (Sept. 9, 2014) (order); Solar Capital Ltd., et. al., (File No. 812-14195) Investment Company Act Release No. 31143 (July 1, 2014) (notice) and July 28, 2014 (order); WhiteHorse Finance, Inc., et. al., (File No. 812-14120) Investment Company Act Rel. No. 31080 (June 12, 2014) (notice) and 31152 (July 8, 2014) (order); PennantPark Investment Corporation, et. al., (File No. 812-14134) Investment Company Act Rel. No. 30985 (Mar. 19, 2014) (notice) and 31015 (Apr. 15, 2014) (order); NF Investment Corporation, et. al., (File No. 812-14161) Investment Company Act Rel. No. 30900 (Jan. 31, 2014) (notice) and 30968 (Feb. 26, 2014) (order); Prospect Capital Corporation, et. al., (File No. 812- 14199) Investment Company Act Rel. No. 30855 (Jan. 13, 2014) (notice) and 30909 (Feb. 10, 2014) (order); Medley Capital Corporation, et. al. (File No. 812-14020) Investment Company Act Rel. No. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order); Stellus Capital Investment Corporation. et. al., (File No. 812-14061) Investment Company Act Rel. No. 30739 (Sept. 30, 2013) (notice) and 30754 (Oct. 23, 2013) (order); FS Investment Corporation, et al., Investment Company Act Rel. No. 30511 (May 9, 2013) (notice) and 30548 (Jun. 4, 2013) (order); Corporate Capital Trust. Inc.. et. al., (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30526 (May 21, 2013) (order); Gladstone Capital Corporation, Investment Company Act Rel. No. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order); H&Q Health Care Investors, Investment Company Act Rel. No. 28426 (September 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth Fund. LLC, et al., Investment Company Act Rel. No. 28931 (Sep. 25, 2009) (notice) and (Oct. 21, 2009) (order); see also co-investing orders Special Value Opportunities Fund, LLC, Investment Company Act Rel. No. 27287 (Apr. 11, 2006) (notice) and 27316 (May 9, 2006) (order); Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order).

VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an Order under Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

VII. PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Please address all communications concerning this Application and the Notice and Order to:

R. Lance Baker
Hatteras Funds, LP
 6601 Six Forks Road
Suite 340
Raleigh, NC 27615
 (919) 846-2324

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Joshua Deringer
Drinker Biddle & Reath LLP
 One Logan Square, Ste. 2000
Philadelphia, PA 19103
Telephone: (215) 988-2959
 Facsimile: (215) 988-2757

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. David Perkins has been authorized to sign and file this document on behalf of Hatteras. David Perkins is authorized to sign on behalf of the Funds pursuant to the following resolutions attached hereto as Exhibit B

In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

Dated: August 17, 2017

HATTERAS MASTER FUND, L.P.		HATTERAS CORE ALTERNATIVES INSTITUTIONAL FUND, L.P.

By:	/s/ David Perkins	By:	/s/ David Perkins
Name:	David Perkins	Name:	David Perkins
Title:	Chief Executive Officer	Title:	Chief Executive Officer

HATTERAS CORE ALTERNATIVES FUND, L.P.		HATTERAS CORE ALTERNATIVES TEI INSTITUTIONAL FUND, L.P.

By:	/s/ David Perkins	By:	/s/ David Perkins
Name:	David Perkins	Name:	David Perkins
Title:	Chief Executive Officer	Title:	Chief Executive Officer

HATTERAS CORE ALTERNATIVES TEI FUND, L.P.		HATTERAS FUNDS, LP

By:	/s/ David Perkins	By:	/s/ David Perkins
Name:	David Perkins	Name:	David Perkins
Title:	Chief Executive Officer	Title:	Managing Partner

Exhibit A

Verifications

The undersigned states that (i) he has duly executed the attached Application dated August 17, 2017 for and on behalf of Hatteras Master Fund, L.P.; (ii) that he is the Chief Executive Officer of Hatteras Master Fund, L.P.; and (iii) that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David B. Perkins
Name:	David B. Perkins

Exhibit A

Verifications

The undersigned states that (i) he has duly executed the attached Application dated August 17, 2017 for and on behalf of Hatteras Core Alternatives Fund, L.P.; (ii) that he is the Chief Executive Officer of Hatteras Core Alternatives Fund, L.P.; and (iii) that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David B. Perkins
Name:	David B. Perkins

Exhibit A

Verifications

The undersigned states that (i) he has duly executed the attached Application dated August 17, 2017 for and on behalf of Hatteras Core Alternatives TEI Fund, L.P.; (ii) that he is the Chief Executive Officer of Hatteras Core Alternatives TEI Fund, L.P.; and (iii) that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David B. Perkins
Name:	David B. Perkins

Exhibit A

Verifications

The undersigned states that (i) he has duly executed the attached Application dated August 17, 2017 for and on behalf of Hatteras Core Alternatives Institutional Fund, L.P.; (ii) that he is the Chief Executive Officer of Hatteras Core Alternatives Institutional Fund, L.P.; and (iii) that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David B. Perkins
Name:	David B. Perkins

Exhibit A

Verifications

The undersigned states that (i) he has duly executed the attached Application dated August 17, 2017 for and on behalf of Hatteras Core Alternatives TEI Institutional Fund, L.P.; (ii) that he is the Chief Executive Officer of Hatteras Core Alternatives TEI Institutional Fund, L.P.; and (iii) that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David B. Perkins
Name:	David B. Perkins

Exhibit B

Resolutions Adopted by the Board of Managers of each of the:

Hatteras Master Fund, L.P.
Hatteras Core Alternatives Fund, L.P.
Hatteras Core Alternatives TEI Fund, L.P.
Hatteras Core Alternatives Institutional Fund, L.P.
Hatteras Core Alternatives TEI Institutional Fund, L.P.
(each a “Fund” and collectively, the “Funds”)

RESOLVED, that the officers of each Funds be, and each of them hereby is, authorized and directed on behalf of each Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is

FURTHER RESOLVED, that the officers of each Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

20